Exhibit 1
                                                                       ---------


                              WPP GROUP plc ("WPP")



WPP announces that on 21 November 2007 it acquired 400,071 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 576.813746p per share.